

Felipe Jauregui · 3rd

Co-Founder & COO at PADL

Key Biscayne, Florida, United States · Contact info

278 connections

PADL

Villanova University

Experience

Co-Founder & COO

PADL · Full-time
Aug 2017 – Present · 4 yrs 4 mos
Miami, Florida, United States

Safely helping riders enjoy the water by offloading the paddle sport rental process to your smartphone across all our PADL stations.

Executive Vice President

Advanced Aerospace · Full-time
Aug 2017 – Aug 2021 · 4 yrs 1 mo
Miami, Florida, United States

Associate Vice President

HSBC · Full-time
May 2013 – Aug 2017 · 4 yrs 4 mos
Miami, Florida, United States

Summer Intern

Northwestern Mutual
Jun 2012 – Aug 2012 · 3 mos
Miami FL

Internship

HSBC
Aug 2011 – Dec 2011 · 5 mos
Miami/Fort Lauderdale Area

Education

Villanova University

Bachelor of Business Administration (B.B.A.), Management and Finance
2009 – 2013

Volunteer experience

Blitz Builder

Habitat for Humanity
Apr 2011 · 1 mo
Disaster and Humanitarian Relief

2 hours shy of breaking the world record for building a complete home and turning in the keys to a new family after they lost their home to Hurricane Katrina.